20 November 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier NV receives Dutch Enterprise Chamber ruling in SOBI case

In a ruling announced today, the Enterprise Chamber of the Court of Appeals in Amsterdam has dismissed the claim made by Stichting Onderzoek Bedrijfs Informatie (SOBI) that the Annual Report and Financial Statements 2001 of Reed Elsevier NV should be amended.

Reed Elsevier has consistently rejected the claims made by SOBI in respect of its 2001 accounts and is pleased with the Enterprise Chamber’s ruling.